HARTMARX CORPORATION
101 North Wacker Drive
Chicago, Illinois 60606
312 372-6300
   e-mail: tproczko@hartmarx.com

April 22, 2008

Via EDGAR Transmission (with hard copy via Courier)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attn: John Reynolds, Assistant Director

Re:           Hartmarx Corporation

Dear Mr. Reynolds:

This letter acknowledges receipt of the letter dated March 7, 2008 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Homi B. Patel, Chairman, President and Chief Executive Officer of Hartmarx Corporation, a Delaware corporation (the "Company"), relating to the Company's Form 10-K for the fiscal year ended November 30, 2007, filed on February 8, 2008.  In that connection, the Staff should note that the Comment Letter was not actually received by the Company until April 21, 2008, via facsimile transmission from the Staff.

In light of our delayed receipt of the Comment Letter, we are unable to respond within 10 business days of the date of the Letter.  Executive travel schedules and prior commitments make a response within 10 business days of our receipt of the Comment Letter impracticable.  Consistent with my telephone discussion earlier today with Ms. Martha Cathey Baker of your office, the Company respectfully requests an extension of time within which to respond to the Comment Letter.  The Company commits that it will respond to the matters raised in the Comment Letter by not later than May 16, 2008.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds, Assistant Director
April 22, 2008

Thank you in advance for your consideration of this request.  Should you have any questions or wish to discuss any aspect of this request further, please do not hesitate to contact me at 312 357-5321.

Very truly yours,
HARTMARX CORPORATION

/s/ TARAS R. PROCZKO
Taras R. Proczko
Senior Vice President, General Counsel
and Secretary

TRP

cc:	Ms. Cathey Baker
Ms. Maureen Bauer